Schedule B-2

Fee Schedule

This Schedule B-2 dated March 8, 2022 is part of the ETF Distribution Agreement effective December 8, 2021 (the “Agreement”) by and between the Capitol Series Trust (the “Trust”) and Northern Lights Distributors, LLC (“Distributor”).

Fund(s)
Fairlead Tactical Sector ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Annual fee of $[REDACTED] for the first Fund and $[REDACTED] for each additional Fund PLUS:

•	[REDACTED]% per annum of each Fund's average daily net assets up to $250 million, and;
•	[REDACTED]% per annum of each Fund's average daily net assets over $250 million.

Advertising Review Fees:

The Fund shall pay to the Distributor a fee for advertising submission per the schedule listed below:

Submissions*	Charge
Per Month	Per Month**
0 - 10 Submissions	No Charge
11+ Submissions	$[REDACTED] per Submission
*Excludes Fund Fact Sheets
**Charges do not include FINRA filing fees

The Fund shall also pay an additional fee to Distributor calculated as 25% of any FINRA costs incurred (for example, if FINRA charged $100 to perform advertising review, Distributor would charge the Fund an additional $25).

All service fees outlined above are payable monthly in arrears.

On each anniversary date of the Agreement, Distributor will increase the base fees listed above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally adjusted)1 plus 1.5%.

1 Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

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Registered Representative Licensing:

Annual fee of $[REDACTED] per Registered Representative requested to be registered by the Trust or a Fund’s adviser, plus all reimbursable expenses such as registration expenses and travel expenses to conduct required training.

Reimbursable Expenses:

The Fund shall pay all reasonable reimbursable expenses incurred by Distributor in connection with activities performed for the Fund including, without limitation:

  costs associated with any pre-engagement audit work performed by Distributor typesetting, printing and distribution of prospectuses and shareholder reports production, printing, distribution and placement of advertising and sales literature and materials engagement of designers, free-lance writers and public relations firms long-distance telephone lines, services and charges
  postage
  overnight delivery charges
  FINRA and registration fees
  marketing expenses
  record retention fees
  travel, lodging and meals
  NSCC charges
  Fund platform fees and service fees
  website monitoring review

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Cary Street Partners Asset Management LLC, the investment adviser to the Funds, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 15 days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective this March 8, 2022.

CAPITOL SERIES TRUST (on behalf of the Fairlead Tactical Sector ETF) By: /s/ Matthew J. Miller Matthew J. Miller President	NORTHERN LIGHTS DISTRIBUTORS, LLC By: /s/ Kevin Guerette Kevin Guerette President
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The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) Distributor expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) Distributor’s business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any Distributor employees who are involved in the procurement of the services under the Agreement then Distributor may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of Distributor for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to Distributor in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Cary Street Partners Asset Management LLC

901 East Byrd Street, Suite 1001

Richmond, VA 23219

By: /s/ Thomas Herrick

Name: Thomas Herrick

Title: CIO, Managing Director